                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                              AMERICAN MEDIA, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    29354101
                                 (CUSIP Number)
                              Roy F. Coppedge, III
                        Boston Ventures Management, Inc.
                                1 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 355-1500

                                -with a copy to -

                               Laurence D. Weltman
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                                Page 1 of 8 Pages
                         Exhibit Index appears on Page 9

                                  SCHEDULE 13D

CUSIP NO. 29354101

1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Boston Ventures Limited Partnership III   I.R.S. No. 043052121

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [X]
                                                     b.  [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Massachusetts

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                21,713,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                          21,713,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          21,713,318

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions) [X]

         The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership IIIA, PEMIMA, L.P. and Michael J. Boylan.

13       Percent of Class Represented By Amount in Row (11)
                                    51.1%

14       Type of Reporting Person  (See Instructions)
                                    PN


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
                                                                SCHEDULE 13D
CUSIP NO. 29354101

1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Boston Ventures Limited Partnership IIIA  I.R.S. No. 043077486

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [X]
                                                     b.  [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Massachusetts

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                21,713,318
    Each
Reporting                  9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                          21,713,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          21,713,318

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions)          [X]

         The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership III, PEMIMA, L.P. and Michael J. Boylan.

13       Percent of Class Represented By Amount in Row (11)
                                    51.1%

14       Type of Reporting Person  (See Instructions)
                                    PN


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
                                  SCHEDULE 13D

CUSIP NO. 29354101

1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  PEMIMA, L.P.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [X]
                                                     b.  [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                21,713,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                          21,713,318


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          21,713,318

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)           [X]

         The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership III and Boston Ventures Limited Partnership IIIA.

13       Percent of Class Represented By Amount in Row (11)
                                    51.1%

14       Type of Reporting Person  (See Instructions)
                                    PN

                                  SCHEDULE 13D

CUSIP NO. 29354101

1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Michael J. Boylan

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [X]
                                                     b.  [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                21,713,318
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                          21,713,318

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          21,713,318

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions)          [X]

         The reporting person disclaims beneficial ownership of shares owned by Boston Ventures Limited Partnership III, Boston Ventures Limited Partnership IIIA and 7,807,910.5 shares owned by PEMIMA, L.P.

13       Percent of Class Represented By Amount in Row (11)
                                    51.1%

14       Type of Reporting Person  (See Instructions)
                                    IN


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
         This statement amends an supplements the Schedule 13D filed by the Reporting Entities (as defined therein) with the Securities and Exchange Commission (the "SEC") on August 5, 1991 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on September 16, 1991 ("Amendment No. 1"), Amendment No. 2 thereto, filed with the SEC on January 6, 1992 ("Amendment No. 2"), Amendment No. 3 thereto, filed with the SEC on June 23, 1992 ("Amendment No. 3"), Amendment No. 4 thereto, filed with the SEC on July 14, 1993 ("Amendment No. 4"), Amendment No. 5 thereto, filed with the SEC on May 9, 1994 ("Amendment No. 5"), Amendment No. 6 thereto, filed with the SEC on July 18, 1994 ("Amendment No. 6"), Amendment No. 7 thereto, filed with the SEC on February 9, 1995 ("Amendment No. 7"), Amendment No. 8 thereto, filed with the SEC on April 14, 1997 ("Amendment No. 8"), Amendment No. 9 thereto, filed with the SEC on June 4, 1997 ("Amendment No. 9") and Amendment No. 10 thereto, filed with the SEC on January 20, 1998 ("Amendment No. 10"). The Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 are collectively referred to herein as the "Schedule 13D".

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby restated in its entirety by the following:

         American Media and EMP Acquisition Corp. ("EMP") entered into an Agreement and Plan of Merger, dated as of February 16, 1999 (the "Merger Agreement"), with respect to the merger of EMP with and into American Media as provided for in the Merger Agreement (the "Merger"). In the Merger, each outstanding share of American Media Common Stock will be converted into the right to receive the amount of $7.00 per share, without interest thereon, and such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist. Upon consummation of the Merger, EMP shall be merged with and into American Media, the separate corporation existence of EMP shall cease, and American Media shall continue as the surviving corporation.

         Concurrently with and as a condition to the execution and delivery of the Merger Agreement, EMP and the Reporting Entities (as defined in Amendment No. 10) entered into a voting agreement (the "Voting Agreement") pursuant to which such Reporting Entities (i) executed on March 1, 1999 a written consent in favor of the adoption of the Merger Agreement, (ii) agreed to vote against any agreement that would result in a breach of the obligations or agreements of American Media provided in the Merger Agreement, and any agreement that could delay or prevent the completion of the Merger, (iii) agreed not to transfer any of their 21,713,318 shares of American Media other than pursuant to the Merger Agreement, and (iv) granted to EMP an option pursuant to which EMP has the right, upon the occurrence of certain events, to purchase from the Reporting Entities all of their shares of American Media Common Stock (the "Option Shares") at a purchase price of $7.00 per share, subject to certain anti-dilution adjustments (the "Option").

         Except as described herein and in Item 6 below, neither of the Reporting Entities nor, to the knowledge of the Reporting Entities, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

         (a), (b) Under the Voting Agreement, the Reporting Entities share with EMP dispositive and voting power for all of the 21,713,318 shares of American Media's Common Stock (representing 51.1% of the outstanding shares capital) reported herein.


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
         (c) Except as stated in Item 4 above, there have not been any transactions in American Media Common Stock effected by or for the account of the Reporting Entities or, to the knowledge of the reporting Entities, any of its directors or executive officers, since Amendment No. 10.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

         Except as set forth in response to Items 4 and 5 hereof, neither of the Reporting Entities nor, to the knowledge of the Reporting Entities, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of American Media, including, but not limited to, transfer or voting of any securities of American Media, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except for the engagement of Lazard Freres & Co. LLC as financial advisor to American Media in connection with the Merger Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger dated as of February 16, 1999, by and among American Media, Inc. and EMP Acquisition Corp.

Exhibit 2 Voting Agreement dated as of February 16, 1999 between EMP Acquisition Corp. and the stockholders named therein.


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
                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 12, 1999

                             BOSTON VENTURES LIMITED PARTNERSHIP III
                             By Boston Ventures Company Limited Partnership III, Its General Partner


                             By: /s/ Roy F. Coppedge, III
                                --------------------------------------

                                Roy F. Coppedge, III
                                General Partner of Boston Ventures Company
                                Limited Partnership III


                             BOSTON VENTURES LIMITED PARTNERSHIP IIIA
                             By Boston Ventures Company Limited Partnership III, Its General Partner


                             By: /s/ Roy F. Coppedge, III
                                --------------------------------------

                                Roy F. Coppedge, III
                                General Partner of Boston Ventures Company
                                Limited Partnership III


                                PEMIMA, L.P.

                             By: /s/ Michael J. Boylan
                                --------------------------------------

                                Michael J. Boylan
                                General Partner


                                 /s/ Michael J. Boylan
                                --------------------------------------

                                Michael J. Boylan


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
                                  EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger dated as of February 16, 1999, by and among American Media, Inc. and EMP Acquisition Corp.

Exhibit 2 Voting Agreement dated as of February 16, 1999 between EMP Acquisition Corp. and the stockholders named therein.


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